# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION,
## Washington, D.C. 20549

# FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 9, 2010**

# ETERNAL IMAGE, INC.

(Exact name of registrant as specified in its charter)

| **Delaware** | **000-18889** | **20-4433227** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission file number) | (IRS Employer Identification No.) |

| **28800 Orchard Lake Road, Suite 130, Farmington, MI** | **48334** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrants' telephone number including area code: **(248) 932-3333**

**Not Applicable**

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**SECTION 3**    **SECURITIES AND TRADING MARKETS**

**Item 3.02 -**    **Unregistered Sales of Equity Securities.**


**SECTION 5**    **CORPORATE GOVERNANCE AND MANAGEMENT**

**Item 5.02 -**    **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On June 9, 2010, the Registrant appointed Frank Colapinto president of its recently created gift division. This division will market candles, prayer cards, register books and other related ancillary products.
.
Mr. Colapinto, 66, has been involved in the gift industry since 1970. From 1970 to the present day, he has been president of his own firm, Frankco & Associates, a sales representation firm to the gift industry that achieved annual revenues exceeding $30million. He was also the Vice President of Sales and Marketing of Second Nature Design, a national gift manufacturer and distribution company, a position he held from 1994 until April 2010..  Mr. Colapinto was the Senior Vice President of Sales and Marketing of Cast Art Industries, a large U. S. gift and collectible manufacturer, from 1990 until 2003.  Mr. Colapinto will devote his full-time to his new position.

In connection with his appointment, Mr. Colapinto, entered into an employment agreement with the Registrant, effective June 1, 2010. A copy of the executed employment agreement is attached hereto as Exhibit 10.1, and incorporated by reference hereto. A brief description of the material terms of this agreement are as follows:

- The term is five years;
- His compensation includes: a weekly salary of $1,000---deferred and accrued until the Registrant is in a financial position to make said payments; $1,500 per week, thereafter; furthermore, the foregoing notwithstanding, he shall be entitled to the same base salary equal to an average of the annual salaries of the three founding senior executives employed by the Registrant.
- Reimbursement of reasonable business expenses;
- In addition to salary and fringe benefits, Mr. Colapinto shall be entitled to receive performance bonus paid on a semi-annual basis equal to twenty-five (25%) percent of the adjusted gross profit of the Registrant's gift division and other incentive compensation as authorized by the Board of Directors year annual renewals.
- The issuance of 5,000,000 shares of our restricted common stock known as a "signing shares", which shares have "piggyback" registration rights if and when the Registrant files a registration statement in the future.

Mr. Colapinto owns 1,833,333 shares of the Registrant's common stock which he purchased in a private transaction in 2009.

There are no family relationships between Mr. Colapinto and any other executive officers or directors of our company.  Other than the aforementioned stock purchase by Mr. Colapinto in 2009 and the provisions of the employment agreement, including those to issue shares as a signing bonus to Mr. Colapinto in connection with his employment agreement, there have been no transactions during our last two fiscal years, or any currently proposed transaction, or series of similar transactions, to which we were or are to be a party in which Mr. Colapinto had or will have a direct or direct material interest.

The shares issued to Mr. Colapinto referred to herein have been issued in reliance upon the exemption from registration provided pursuant to Section 4(2) of the Securities Act of 1933, as amended.

**SECTION 9 – FINANCIAL STATEMENTS and EXHIBITS**

      **ITEM 9.01(d)   EXHIBITS**


| Exhibit Number | Description |
| --- | --- |

10.1            Colapinto Employment Agreement


**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


**ETERNAL IMAGE, INC.**


Date:   June 11, 2010                                       By:   /s/ *Clint Mytych*

                                                              Clint Mytych
                                        Chief Executive Officer and Chairman

Exhibit 10.1

## EMPLOYMENT AGREEMENT

This Employment Agreement is entered into effective as of June 1, 2010, by and between Frank P. Colapinto of 1226 Mulberry Lane, Corona, Ca. 92879 ( hereinafter referred to as " Colapinto") and New Word Gift Company, a division of Eternal Image, Inc., a Delaware corporation, of 28800 Orchard Lake Rd., Ste 130, Farmington Hills. Mi. 48334 ( hereinafter referred to as " Employer").

Witnesseth

Whereas, Employer desires to engage Colapinto as its President which engagement Colapinto wishes to accept, and

Whereas, the parties desire to memorialize in writing the terms and conditions governing Colapinto's employment relationship with Employer.

NOW THEREFORE, in consideration of the mutual covenants contained herein, and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, Colapinto and Employer agree as follows:

## APPOINTMENT.

Company hereby employs Colapinto for the term hereof in the position of President, reporting to the Company's Board of Directors. Colapinto's duties shall be those customarily performed by such executives, including, but not limited to, supervision of all operations, formulating and overseeing all marketing and sales activities, managing all financial budgets and accounting, and responsibility for all strategic planning and business development. During the term of his employment Colapinto shall devote his full business efforts to the Employer's initiatives. The foregoing shall not preclude Colapinto from engaging in activities which do not compete with Employer, or do not interfere or conflict with his responsibilities to Employer. Subject to the terms and conditions provided for herein, Colapinto hereby accepts said employment.

## TERM:

Unless otherwise terminated as provided for below, the term of this agreement shall be for a period of five (5) years, commencing on the effective date, and expiring on May 31, 2015.

## COMPENSATION:

Employer agrees to pay Colapinto a base salary of one thousand ($1,000.00 ) dollars per week, to be accrued and deferred until such time as Employer receives adequate funding, or until it receives revenue in connection with its contract with Matthews International, Inc., anticipated by the parties to commence in the middle of July, 2010. Commencing at such time as the deferred compensation is paid out by Employer to Colapinto, pursuant to the preceding sentence, Colapinto shall thereafter receive a base salary of one thousand five hundred ($1,500.00) dollars per week. Further, during the term hereof, Colapinto shall have most favored nations status with respect to his base compensation, and shall be entitled to the same base salary equal to an average of the annual salaries of the three founding senior executives employed by Employer.

In addition to his base salary, during the term hereof Colapinto shall receive a performance bonus to be paid on a semi-annual basis equal to twenty-five (25%) percent of the adjusted gross profit of Employer's New World Gift division. For purposes of this provision, the adjusted gross profit shall be calculated by aggregating the gross revenue from all products and items sold under the New World Gift brand during the period, and subtracting the the actual cost of goods sold, customary divisional expenses to be approved by Mr. Colapinto, reasonable taxes and tariffs, other than income or revenue taxes, shipping and packaging costs, and sales commissions. Said performance bonus shall be due and payable within fifteen (15) days after the close the then-current six (6) month period, and accompanied with a written accounting setting forth the relevant computation.

## SIGNING SHARES:

In addition to the foregoing, as a further inducement for Colapinto to enter into this agreement, Employer hereby agrees to convey to him five million (5,000,000) shares of the common shares of Employer, which shares shall be fully paid and non-assessable ( hereinafter referred to as " Signing Shares"). Said Signing Shares shall be unregistered securities, and, accordingly, their sale or transfer shall be subjected to Rule 144 of The Securities Act of 1933, as amended, and comparable state securities regulations. Employer agrees to include the Signing Shares in any future registration statement of its capital stock.

## VACATION/ SICK DAYS/ EMPLOYEE BENEFITS:

During the initial contract year, Colapinto shall be entitled to four (4) weeks paid vacation, and six (6) weeks paid vacation every contract year thereafter. Likewise, he shall be entitled to ten (10) paid sick days during each contract year of his employment. Finally, the term of his employment, Colapinto shall be eligible to participate in all employee benefit plans, and executive compensation plans maintained by Employer, under the same terms and conditions which govern the eligibility of its most senior executives.

## BUSINESS AND TRAVEL EXPENSES:

During the term, Employer shall be solely and exclusively responsible for all reasonable costs and expenses associated and otherwise incurred in connection with the rendition by Colapinto of his services as its President, including, but not limited to, office, communication, technology, automobile, and all reasonable and necessary travel and entertainment expenses.

## TERMINATION:

Employer may terminate this agreement at any time for cause by giving Colapinto not less than forty-five (45) days advance notice in writing. For purposes of this provision the term "cause" shall mean a) a willful failure to perform his duties after written warning, other than resulting from physical or psychological disability, b) a conviction for a felony, c) embezzlement, and d) conduct reflecting moral turpitude which subjects the Employer's name and reputation to public ridicule.

Employer may terminate this agreement for disability by giving Colapinto not less than forty-five (45) days advance notice in writing. "Disability" shall mean Colapinto has been unable to perform his duties hereunder for a period of three (3) consecutive months due to physical or mental illness.

## CONFIDENTIALITY:

Colapinto acknowledges that as President of New World Gift he will have access to and become informed of certain confidential and proprietary information and trade secrets of Employer, which are competitive assets of Employer. Accordingly, he agrees during the term of this Employment Agreement, and for a period of two (2) years after the expiration thereof, he will not divulge said confidential information, or furnish it to any third parties, or otherwise make use of it, except in the performance of his duties hereunder. Likewise, if asked by Employer, he shall return all copies of said information in his possession, custody, and control.

## INDEMNIFICATION:

Employer agrees to defend, indemnify and hold Colapinto harmless to the fullest extent of the law from any and all costs, expenses (including reasonable attorney's fees), losses, damages, judgments, awards, or liabilities arising out of claims or causes of action based upon Colapinto's performance of his services as President of Employer. The obligation set forth in this provision shall survive the termination of this agreement for a period of three (3) years.

## AUDIT RIGHTS:

Employer covenants and agrees to maintain accurate books and records with respect to the sales of products distributed by its Memorial Expression division and expenses associated with the determination of adjusted gross profit described herein. Colapinto shall have the right, upon ten(10) days written notice, to audit and make copies of said books and records not more than once during any contract year hereof. The right granted herein shall survive the expiration or termination of the agreement for one (1) year.

## MISCELLANEOUS:

The rights and interest in this agreement shall not be assignable without the prior written consent of the non-assigning party.

All notices shall be in writing and shall be properly delivered by hand, expedited overnight delivery, or by registered letter to the address of the party set forth on the first page of this agreement.

This agreement shall be subject to the laws of the State of Michigan without consideration of principles of conflicts of law.
///

    This agreement represents the entire agreement of the parties with respect to the subject hereof, superseding all prior oral or written arrangements, and may not be modified or amended without the written consent of both parties.

IN WITNESS WHEREOF, the parties have set their hands by and through their respective authorized agents on the day and date first above.

Eternal Image, Inc.

By: _____

Frank Colapinto



By: _____